SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HAROLD G. HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 283,619,072 (2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 283,619,072 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,619,072 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the increase in Mr. Hamm’s beneficial ownership.
(3)	Based on 373,104,530 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2015.

1	NAME OF REPORTING PERSON HAROLD HAMM FAMILY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
	7	SOLE VOTING POWER 283,116,538 (2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 283,116,538 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,116,538 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.9% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Harold Hamm Family LLC.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the increase in Harold Hamm Family LLC’s beneficial ownership.
(3)	Based on 373,104,530 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2015.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 6, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm and Harold Hamm Family LLC (collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”) of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 6 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 6 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On July 20, 2015, the Harold G. Hamm Trust, successor to the Revocable Inter Vivos Trust of Harold G. Hamm (the “Trust”) contributed 252,770,552 shares of Common Stock to Harold Hamm Family LLC (“HHF”) in exchange for 100% of the limited liability company interest in HHF (the “HH Contribution”). On September 16, 2015, certain members of Mr. Hamm’s family and trusts established for their benefit contributed an aggregate of 30,345,986 shares of Common Stock to HHF as a capital contribution in exchange for limited liability company interests in HHF (the “Descendant Contributions”). Immediately following the Descendant Contributions, Mr. Hamm held one aggregate unit of limited liability company interest for each share of Common Stock contributed in connection with the HH Contribution and the family members and trusts contributing shares in connection with the Descendant Contributions held one aggregate unit of membership interest for each share of Common Stock contributed by them. Each aggregate unit is comprised of .001 of a voting unit and .999 of a nonvoting unit. Immediately following the Descendant Contributions, Mr. Hamm owned approximately 89.28% of the total outstanding units of HHF. In addition to owning a majority of HHF’s voting units, Mr. Hamm continues to serve as manager of HHF pursuant to the Amended and Restated Operating Agreement of HHF dated September 16, 2015 (the “Amended and Restated Operating Agreement”), which grants the manager the sole power and authority to vote all shares of Common Stock owned by HHF; to sell or otherwise transfer any shares of Common Stock held by HHF; and to cause HHF to purchase additional shares of Common Stock. As a result of his control over the voting and disposition of the shares of Common Stock held by HHF, Harold G. Hamm is reporting beneficial ownership of the shares of Common Stock held by HHF in this Amendment No. 6. On September 16, 2015, Mr. Hamm sold $3.5 billion of his HHF nonvoting units to trusts established for the benefit of members of Mr. Hamm’s family who are members of HHF as a result of the Descendant Contributions (the “NVU Sale”). Following the NVU Sale, the aggregate number of shares of Common Stock held by HHF remained unchanged and Mr. Hamm continues to beneficially own all shares of Common Stock owned by HHF due to his role as manager of HHF and his continued ownership of a majority of the outstanding voting units.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Hamm and HHF may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers. The purpose of the Descendant Contributions and the NVU Sale is to efficiently manage the wealth held by the members of HHF. In addition, HHF may be used as a vehicle for the further consolidation of assets held directly or indirectly by Mr. Hamm and his family, including shares of Common Stock of the Issuer.

As of the date of this Amendment No. 6 to Schedule 13D and except as disclosed herein, neither Mr. Hamm nor HHF has any plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 6, Mr. Hamm beneficially owns 283,619,072 shares of Common Stock, or 76.0% of the outstanding shares of Common Stock, including the 283,116,538 shares of Common Stock held by HHF and 201,450, 124,000 and 177,084 shares of restricted Common Stock held by Mr. Hamm, which vest on February 15, 2016, February 15, 2017 and February 15, 2018, respectively. The foregoing percentage is based on 373,104,530 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015.

As of the date of this Amendment No. 6, HHF beneficially owns 283,116,538 shares of Common Stock, or 75.9% of the outstanding shares of Common Stock. This percentage is based on 373,104,530 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015.

(b) Mr. Hamm has sole voting and dispositive power with respect to 283,619,072 shares of Common Stock, including the 283,116,538 shares of Common Stock held by HHF.

(c) Other than the transactions described in Item 3, neither Reporting Person has effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Other Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Pursuant to the Amended and Restated Operating Agreement of HHF, Mr. Hamm serves as the manager of HHF and may be removed as manager only by the affirmative vote of members of HHF holding at least a majority of the voting units. The manager has the exclusive power and authority to manage and control the business and affairs of HHF and to make all decisions for and on behalf of HHF. The power and authority of the manager includes the sole power and authority to vote all shares of Common Stock held by HHF; to sell or otherwise transfer any shares of Common Stock held by HHF; and to cause HHF to purchase additional shares of Common Stock. Distributions of Common Stock by HHF are determined by the manager and distributed in accordance with the percentage interests of its members.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement (incorporated by reference to Amendment No. 5 to Schedule 13D filed July 27, 2015).

99.2	Amended and Restated Operating Agreement of Harold Hamm Family LLC dated as of September 16, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Date: September 18, 2015

HAROLD G. HAMM

By:	/s/ Harold G. Hamm
Harold G. Hamm

HAROLD HAMM FAMILY LLC

By:	/s/ Harold G. Hamm
Harold G. Hamm in his capacity as Manager of Harold
Hamm Family LLC